Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2009

Mr. Gregory A. Gould
Chief Financial Officer
SeraCare Life Sciences, Inc.
37 Birch Street
Milford, Massachusetts   01757

Re: SeraCare Life Sciences, Inc.
Form 10-K for the Year Ended September 30, 2008
Filed on December 8, 2008
File No. 001-34105

Dear Mr. Gould:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2008

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27</u>

<u>Critical Accounting Policies and Estimates, page 34</u>

<u>Revenue Recognition, page 34</u>

1. Please include disclosure related to estimates of items that reduce gross revenue
    such as reserves for returns and allowances as follows:
    *   Disclose the nature and amount of each accrual at the balance sheet date.
    *   Disclose the factors that you consider in estimating each accrual
    *   Disclose the major terms of material arrangements/agreements
    *   Disclose a roll forward of the liability for each estimate for each period
        presented showing the following:
        o Beginning balance,
        o Current provision related to sales made in current period,
        o Current provision related to sales made in prior periods,
        o Actual returns or credits in current period related to sales made in
           current period,
        o Actual returns or credits in current period related to sales made in prior
           periods, and
        o Ending balance.

<u>Inventory Valuation, page 34</u>

2. Your disclosure should provide investors with a better understanding of the
    uncertainties in applying this accounting estimate and the likelihood that
    materially different amounts would be reported under different conditions or
    using different assumptions. Please discuss and quantify the uncertainties in
    applying your critical accounting estimate, the related methods and key
    assumptions underlying the estimate and the effect that reasonably likely changes
    in the key assumptions underlying the estimate may have on your financial
    position and results of operations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant